                                                                     EXHIBIT 4.2

                   [KEYBANK NATIONAL ASSOCIATION LETTERHEAD]


Commercial Banking



July 26, 1999


Mechanical Dynamics, Inc.
2301 Commonwealth Boulevard
Ann Arbor, Michigan  48105
Attention:  David Peralta

Re:  Line of Credit from Keybank National Association (the "Bank")

Dear Dave:

We are pleased to inform you that the Bank has agreed to extend to June 30, 2001 the maturity of a line of credit (the "Line of Credit"), to provide short-term working capital to Mechanical Dynamics, Inc. (the "Borrower") in the maximum principal amount of Four Million Dollars ($4,000,000.00), at the Bank's option, subject to the following terms and conditions:

1. Interest on all advances under the Line of Credit shall be payable on a monthly basis. The interest rate on all advances under the Line of Credit shall be at a rate per annum (computed on the basis of a year of 360 days) equal to the Prime Rate less three-quarters of a percent (0.75%), which interest rate will be correspondingly immediately adjusted with each change in the Prime Rate. The term "Prime Rate" means that interest rate established from time to time by the Bank as the Bank's Prime Rate, whether or not such rate is publicly announced. The Prime Rate may not be the lowest interest rate charged by the Bank for commercial or other extensions of credit.

2. The Line of Credit is on a demand basis, and the Bank may demand payment in full of all principal and/or terminate the Line of Credit at any time, at Bank's sole discretion. If no demand has been made, the Line of Credit will expire June 30, 2001.

3. The Borrower shall furnish to the Bank annual audited financial statements and 10-K Report and quarterly internally prepared financial statements and 10-Q reports, in such form and prepared in such manner as the Bank may request, and such additional financial and other information as the Bank may from time to time request. Annual statements/data will be furnished within ninety (90) days of year-end and quarterly and monthly statements/data will be furnished within forty-five (45) days of the last day of such period.

4. The Promissory Note dated December 4, 1998 will continue to evidence all advances under the Line of Credit.

5. The Bank shall have received such other loan documents relating to the Line of Credit as the Bank may request, in form and substance acceptable to the Bank's officers and counsel.

6. All documents and other requirements hereof, if any, must be furnished to the Bank no later than August 31, 1999, time being of the essence, otherwise the Bank's agreement to extend the maturity of the Line of Credit hereunder shall be null and void.

7. The Borrower shall promptly pay any and all costs and expenses incurred by the Bank with respect to the extension of the Line of Credit including, without limitation, search, recording, legal, documentation and title fees, if any.

Mechanical Dynamics, Inc.
July 26, 1999
Page 2


8. It is understood and the Borrower acknowledges that the Bank has no obligation or duty to grant any advance to the Borrower under the Line of Credit. The making of any advance under the Line of Credit is conditioned upon the Bank's prior determination that, in the Bank's sole discretion, such advance is for an acceptable purpose and that the Borrower has a satisfactory ability to repay such advance and all other indebtedness of the Borrower to the Bank.

9. The Borrower shall maintain its primary deposit accounts at the Bank throughout the duration of this credit facility.

10. The aggregate unpaid principal of all advances under the Line of Credit shall be reduced to zero by the Borrower during the ensuing twelve (12) months for at least thirty (30) consecutive days.

11. The Borrower shall pay a $500.00 documentation fee to the Bank, due and payable upon acceptance of this letter. This fee is not a commitment fee and shall not be construed as any indication of or consideration for any commitment to lend under this facility.

12. This letter is a "Related Loan Document" as defined in the demand master promissory note(s) evidencing advances under the Line of Credit.

We appreciate the opportunity to be of service to you. Please acknowledge receipt of this letter and assent to the foregoing by signing the enclosed copy of this letter at the place indicated, and returning it to me by August 31, 1999, otherwise the Bank's agreement to extend the Line of Credit hereunder shall be null and void.

Sincerely,


/s/ Lorri Hoxie
Lorrie Hoxie
Vice President
Relationship Manager


Encl.





The terms and conditions of this letter have been reviewed, accepted and approved this 6th day of August 1999.

BORROWER:
Mechanical Dynamics, Inc.


By:  /s/ David Peralta
     --------------------------
     David Peralta
Its: Vice President and Chief Financial Officer




                                       2